July 5, 2019

Hassan Ghaffari, P.Eng.
Tetra Tech Canada Inc.
Suite 1000 - 10th Floor, 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5

Subject:	Consent of Qualified Person

I, Hassan Ghaffari, P.Eng., consent to the public filing of the technical report titled Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico and dated May 15, 2019 (the "Technical Report") by SilverCrest Metals Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated May 15, 2019, of SilverCrest Metals Inc.

I certify that I have read the news release being filed by SilverCrest Metals Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 5th day of July 2019

Original signed by Hassan Ghaffari, P.Eng.
Signature of Qualified Person
Hassan Ghaffari, P.Eng.
Print name of Qualified Person